(Excerpt Translation)


                                                                   July 20, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in June 2006 (the "Current Month").


1.  Summary

    Number of listed shares as of the end of the            3,609,997,492 shares
    preceding month

    Total number of shares changed during the                           0 shares
    Current Month

    (out of which, as a result of exercise of stock                   (0 shares)
    acquisition rights)

    (out of which, as a result of other reasons)                      (0 shares)

    Number of listed shares as of the end of the            3,609,997,492 shares
    Current Month


2.  Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                       100 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                     (100 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the                              JPY 295,800
    Current Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                      (JPY 295,800)
    transferred from treasury shares)


3.  Stock acquisition rights (2nd series) exercised

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[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                     4,000 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                   (4,000 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current Month             JPY 12,464,000

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                    JPY 12,464,000)
    transferred from treasury shares)